# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forian Inc., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 09/29/2025
Amends the filing with accession number 0000947871-25-000797
Filed by CIK 0001847923
Persons authorized to receive notices and communications: Creighton Condon, 599 Lexington Ave., New York, New York (NY), 10022, (212) 848-7628

## Reporting persons
- Max C. Wygod (CIK 0001847923): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,328,927; shared voting power 2,530,475; sole dispositive power 1,328,927; shared dispositive power 2,530,475; aggregate amount beneficially owned 2,530,475 (12.4% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Emily Bushnell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 901,224; shared voting power 2,530,475; sole dispositive power 901,224; shared dispositive power 2,530,475; aggregate amount beneficially owned 3,431,699 (11% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,040,899; sole dispositive power 0; shared dispositive power 1,040,899; aggregate amount beneficially owned 1,040,899 (3.3% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- WYGOD FAMILY REV LT U/T/A: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,489,576; sole dispositive power 0; shared dispositive power 1,489,576; aggregate amount beneficially owned 1,489,576 (4.8% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Estate of Martin J. Wygod: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 62,849; shared voting power 0; sole dispositive power 62,849; shared dispositive power 0; aggregate amount beneficially owned 62,849 (0.2% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Forian Inc.
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Forian Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 is being filed on behalf of the following persons (collectively, the "Reporting Persons"): Max C. Wygod, an individual and executor of the Estate of Martin J. Wygod, (ii) Emily Bushnell, an individual, (iii) the ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV (the "Administrative Trust"), (iv) the WYGOD FAMILY REV LT U/T/A (the "Family Trust" and together with the Administrative Trust, the "Wygod Trusts") and (v) the Estate of Martin J. Wygod and amends the Statement on Schedule 13D filed by the Reporting Persons on January 27, 2025 ("Initial Schedule 13D"), as previously amended by Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons on August 25, 2025 ("Amendment No. 1").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text:

On September 29, 2025, 2025 Acquisition Corporation, an affiliate of Max Wygod, entered into a confidentiality agreement (the "Confidentiality Agreement") with the Issuer, pursuant to which the parties agreed to certain mutual confidentiality restrictions and the Reporting Persons agreed to certain standstill provisions. In connection with the Confidentiality Agreement, the Reporting Persons and Issuer may share information and have discussions regarding the matters set forth above, including the potential acquisition by the Reporting Persons of the Issuer, and the Reporting Persons may make proposals to the Issuer in connection therewith. A copy of the Confidentiality Agreement is filed herewith as Exhibit 99.3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Amendment No. 2 is incorporated herein by reference. The percentages used in this Amendment No. 2 are calculated based upon an aggregate of 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to Amendment No. 2 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

The Administrative Trust previously held 500,834 shares issuable upon conversion of convertible notes that were issued on September 1, 2021 (the "Notes"). On September 1, 2025, the Notes were repaid according to their terms and the share counts have been updated in the Amendment No. 2 to reflect that the underlying shares are no longer beneficially owned by the Reporting Persons.

Because of the arrangements in the Consortium Agreement (as defined in Item 4 of the Amendment No. 1), the members of the Consortium (as defined in Item 4 of the Amendment No. 1) may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the 20,654,385 shares of Common Stock beneficially owned in the aggregate by consortium members other than such shares that it has reported as beneficially owned by it on this Schedule 13D for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

The description of the Confidentiality Agreement set forth in Item 4 of this of this Amendment No. 2 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* - Offer Letter, dated August 25, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons with the SEC on August 25, 2025).
https://www.sec.gov/Archives/edgar/data/1829280/000094787125000797/ss5247285_ex9901.htm

Exhibit 99.2* - Consortium Agreement, dated August 25, 2025 incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons with the SEC on August 25, 2025).
https://www.sec.gov/Archives/edgar/data/1829280/000094787125000797/ss5247285_ex9902.htm

Exhibit 99.3 - Confidentiality Agreement, dated September 29, 2025

Exhibit 99.4 - Power of Attorney for Emily Bushnell, dated as of October 2, 2025

* Previously filed

## Signatures
- Max C. Wygod: /s/ Max C. Wygod, Max C. Wygod (10/02/2025)
- Emily Bushnell: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell (10/02/2025)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (10/02/2025)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (10/02/2025)
- WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (10/02/2025)
- WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (10/02/2025)
- Estate of Martin J. Wygod: /s/ Max C. Wygod, Max C. Wygod, Executor (10/02/2025)